650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

April 2, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Anne Parker
Laura Nicholson

Re:	Tesla, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed March 15, 2019
File No. 333-229749

Ladies and Gentlemen:

On behalf of our client, Tesla, Inc. (“Tesla” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 26, 2019, relating to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and Amendment No. 3 to the Registration Statement (“Amendment No. 3”). In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-4

Exhibits

1.

It appears that the agreement described in your current report on Form 8-K filed on March 7, 2019 are material contracts, and should be filed in accordance with Item 601 of Regulation S-K. Please advise.

The Company respectfully advises the Staff that it has filed the agreements described in its Current Report on Form 8-K filed on March 7, 2019 as Exhibit 10.68 and Exhibit 10.69 to Amendment No. 3.

* * * *

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

April 2, 2019

Please direct any questions regarding the Company’s response or Amendment No. 3 to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Mark B. Baudler

Mark B. Baudler

cc:	Jonathan A. Chang, Tesla, Inc.
M. Yun Huh, Tesla, Inc.
Rakhi I. Patel, Tesla, Inc.
Michael S. Ringler, Wilson Sonsini Goodrich & Rosati P.C.
Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati P.C.